Filed Pursuant to Rule 424(b)(5)
Registration Statement No. 333-190954

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
$2,250,000,000 Floating Rate Notes due 2016	$2,250,000,000	100%	$2,250,000,000	$306,900
$1,750,000,000 Floating Rate Notes due 2018	$1,750,000,000	100%	$1,750,000,000	$238,700
$4,250,000,000 2.50% Notes due 2016	$4,250,000,000	99.923%	$4,246,727,500	$579,254
$4,750,000,000 3.65% Notes due 2018	$4,750,000,000	99.996%	$4,749,810,000	$647,875
$4,000,000,000 4.50% Notes due 2020	$4,000,000,000	99.870%	$3,994,800,000	$544,891
$11,000,000,000 5.15% Notes due 2023	$11,000,000,000	99.676%	$10,964,360,000	$1,495,539
$6,000,000,000 6.40% Notes due 2033	$6,000,000,000	99.900%	$5,994,000,000	$817,582
$15,000,000,000 6.55% Notes due 2043	$15,000,000,000	99.883%	$14,982,450,000	$2,043,607

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended (the “Securities Act”).
(2)	The registration fee for the securities registered herein is offset in part pursuant to Rule 457(p) of the Securities Act by registration fees previously paid with respect to unsold securities registered pursuant to a Registration Statement on Form S-3 (Registration No. 333-179402) which became effective on February 7, 2012. That registration statement has been terminated by Verizon Communications Inc., and the registration fees of $630,300 paid in connection with the initial filing of that registration statement was unutilized at the time of termination. The entire amount of such previously paid and unutilized registration fee is being applied to offset the $6,674,348 registration fee for the securities registered herein. Accordingly, a registration fee of $6,044,048 is being paid at this time.

PROSPECTUS SUPPLEMENT

(To Prospectus Dated September 3, 2013)

$49,000,000,000

Verizon Communications Inc.

$2,250,000,000 Floating Rate Notes due 2016

$1,750,000,000 Floating Rate Notes due 2018

$4,250,000,000 2.50% Notes due 2016

$4,750,000,000 3.65% Notes due 2018

$4,000,000,000 4.50% Notes due 2020

$11,000,000,000 5.15% Notes due 2023

$6,000,000,000 6.40% Notes due 2033

$15,000,000,000 6.55% Notes due 2043

We are offering $2,250,000,000 of our floating rate notes due 2016, $1,750,000,000 of our floating rate notes due 2018, $4,250,000,000 of our notes due 2016, $4,750,000,000 of our notes due 2018, $4,000,000,000 of our notes due 2020, $11,000,000,000 of our notes due 2023, $6,000,000,000 of our notes due 2033 and $15,000,000,000 of our notes due 2043. The floating rate notes due 2016 will bear interest at a rate equal to three-month LIBOR plus 1.53%, which rate will be reset quarterly, and the floating rate notes due 2018 will bear interest at a rate equal to three-month LIBOR plus 1.75%, which rate will be reset quarterly. The notes due 2016 will bear interest at the rate of 2.50% per year, the notes due 2018 will bear interest at the rate of 3.65% per year, the notes due 2020 will bear interest at the rate of 4.50% per year, the notes due 2023 will bear interest at the rate of 5.15% per year, the notes due 2033 will bear interest at the rate of 6.40% per year and the notes due 2043 will bear interest at the rate of 6.55% per year.

Interest on the floating rate notes due 2016 is payable quarterly on March 15, June 15, September 15 and December 15 of each year, beginning on December 15, 2013, and interest on the floating rate notes due 2018 is payable quarterly on March 14, June 14, September 14 and December 14 of each year, beginning on December 14, 2013. Interest on the notes due 2016, the notes due 2020, the notes due 2023, the notes due 2033 and the notes due 2043 is payable on March 15 and September 15 of each year, beginning on March 15, 2014. Interest on the notes due 2018 is payable on March 14 and September 14 of each year, beginning on March 14, 2014. The floating rate notes due 2016 will mature on September 15, 2016, the floating rate notes due 2018 will mature on September 14, 2018, the notes due 2016 will mature on September 15, 2016, the notes due 2018 will mature on September 14, 2018, the notes due 2020 will mature on September 15, 2020, the notes due 2023 will mature on September 15, 2023, the notes due 2033 will mature on September 15, 2033 and the notes due 2043 will mature on September 15, 2043. Other than as described below, we may not redeem the floating rate notes due 2016 and the floating rate notes due 2018 prior to maturity. We may redeem the notes due 2016, the notes due 2018, the notes due 2020, the notes due 2023, the notes due 2033 and the notes due 2043, in whole or in part, at any time prior to maturity at redemption prices to be determined using the procedure described in this prospectus supplement. If the Acquisition (as defined herein) is not completed on or prior to September 2, 2014 or the Acquisition Agreement (as defined herein) is terminated on or at any time prior to such date, we will be required to redeem all of the notes at the redemption prices to be determined using the procedure described under the heading “Description of the Notes—Special Mandatory Redemption.”

The notes will be our senior obligations and will rank on a parity with all of our existing and future unsecured and unsubordinated indebtedness.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-5 of this prospectus supplement.

	Public Offering Price (1)	Underwriting Discount	Proceeds to Verizon Communications Inc. (before expenses)
Per Floating Rate Note due 2016	100.000%	0.30%	99.700%
Total	$2,250,000,000	$6,750,000	$2,243,250,000
Per Floating Rate Note due 2018	100.000%	0.35%	99.650%
Total	$1,750,000,000	$6,125,000	$1,743,875,000
Per Note due 2016	99.923%	0.30%	99.623%
Total	$4,246,727,500	$12,750,000	$4,233,977,500
Per Note due 2018	99.996%	0.35%	99.646%
Total	$4,749,810,000	$16,625,000	$4,733,185,000
Per Note due 2020	99.870%	0.40%	99.470%
Total	$3,994,800,000	$16,000,000	$3,978,800,000
Per Note due 2023	99.676%	0.45%	99.226%
Total	$10,964,360,000	$49,500,000	$10,914,860,000
Per Note due 2033	99.900%	0.75%	99.150%
Total	$5,994,000,000	$45,000,000	$5,949,000,000
Per Note due 2043	99.883%	0.75%	99.133%
Total	$14,982,450,000	$112,500,000	$14,869,950,000

(1)	Plus accrued interest, if any, from September 18, 2013 to the date of delivery.

The underwriters are severally underwriting the notes being offered. The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company and its participants, including Euroclear, S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, against payment in New York, New York on or about September 18, 2013.

Joint Book-Running Managers

Barclays	BofA Merrill Lynch	J.P. Morgan	Morgan Stanley

Citigroup	Credit Suisse	Mitsubishi UFJ Securities	Mizuho Securities

RBC Capital Markets	RBS	Wells Fargo Securities

Co-Managers

Deutsche Bank Securities	Santander

September 11, 2013

ABOUT THIS PROSPECTUS SUPPLEMENT

You should read this prospectus supplement along with the prospectus that follows carefully before you invest. Both documents contain important information you should consider when making your investment decision. This prospectus supplement contains information about the specific notes being offered, and the prospectus contains information about our debt securities generally. This prospectus supplement may add, update or change information in the prospectus. You should rely only on the information provided or incorporated by reference in this prospectus supplement and the prospectus. The information in this prospectus supplement is accurate as of September 11, 2013. We have not authorized anyone else to provide you with different information.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus, including the documents that we incorporate by reference, contain both historical and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements are not historical facts, but only predictions and generally can be identified by use of statements that include phrases such as “will,” “may,” “should,” “continue,” “anticipate,” “believe,” “expect,” “plan,” “appear,” “project,” “estimate,” “intend,” or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements. These forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated.

S-i

A number of factors, including those discussed under “Risk Factors,” could cause our actual results to differ materially from those expressed or implied in these statements. Other factors that could cause actual results to differ include, among other things, those factors set out in our periodic reports filed with the Securities and Exchange Commission (the “SEC”), including our Annual Report on Form 10-K for the year ended December 31, 2012 and the following factors relating to the offering of the notes and the Acquisition (as defined below):

•	failure to obtain applicable regulatory or shareholder approvals related to the Acquisition in a timely manner or otherwise;

•	failure to satisfy other closing conditions to the Acquisition or the occurrence of events giving rise to the termination of the Acquisition Agreement (as defined below);

•	significantly increased levels of indebtedness as a result of the Acquisition; and

•

an adverse change in the ratings afforded our debt securities by nationally accredited organizations or adverse conditions in the credit markets affecting the cost, including interest rates, and/or availability of financing.

Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included in this prospectus supplement are made only as of the date hereof, and we undertake no obligation to update publicly these forward-looking statements to reflect new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. We cannot assure you that projected results or events will be achieved.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus and may not contain all the information you need in making your investment decision. You should read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus carefully, including the “Risk Factors” section contained in this prospectus supplement and the “Risk Factors” section of our Annual Report on Form 10-K for the year ended December 31, 2012.

Verizon Communications

We are a global leader in delivering broadband and other wireless and wireline communications services to consumer, business, government and wholesale customers. Our wireless business, operating as Verizon Wireless, provides voice and data services and equipment sales across the United States using one of the most extensive and reliable wireless networks, with 100.1 million retail connections as of June 30, 2013. We also provide converged communications, information and entertainment services over America’s most advanced fiber-optic network, and deliver integrated business solutions to customers around the world. A Dow 30 company, we employed a diverse workforce of approximately 180,900 employees as of June 30, 2013, and generated consolidated revenues of $59.2 billion for the six months ended June 30, 2013.

Our principal executive offices are located at 140 West Street, New York, New York 10007, and our telephone number is (212) 395-1000.

Recent Developments

Acquisition of Vodafone’s 45% interest in Cellco Partnership d/b/a Verizon Wireless

On September 2, 2013, we entered into a stock purchase agreement (the “Acquisition Agreement”) with Vodafone Group Plc (“Vodafone”) and Vodafone 4 Limited (the “Seller”), pursuant to which we agreed to acquire Vodafone’s 45% indirect ownership interest in Cellco Partnership d/b/a/ Verizon Wireless (the “Partnership” and such interest, the “Vodafone Interest”) for consideration totaling approximately $130.0 billion (the “Acquisition”). Pursuant to the terms and subject to the conditions set forth in the Acquisition Agreement, we will acquire from Seller all of the issued and outstanding capital stock (the “Transferred Shares”) of Vodafone Americas Finance 1 Inc., a subsidiary of Vodafone, which indirectly through certain subsidiaries owns the Vodafone Interest. In consideration for the Transferred Shares, we have agreed to, upon completion of the Acquisition, (i) pay approximately $58.89 billion of cash, (ii) issue approximately $60.15 billion of our common stock, par value $0.10 per share (the “Share Issuance”), (iii) issue $5.0 billion aggregate principal amount of variable rate senior unsecured notes (the “Verizon Notes”) in two separate series of equal amounts with maturities of eight and eleven years, (iv) transfer our existing interest in Vodafone Omnitel N.V., valued at $3.5 billion and (v) provide other consideration of approximately $2.5 billion. The exact number of shares of Verizon’s common stock to be issued in the Acquisition will be determined prior to the closing of the Acquisition based on the volume-weighted average trading price of such shares during the 20 trading days ending on the third business day prior to the closing, except that the price used for this purpose will not be less than $47.00 or more than $51.00 per share. In addition, Verizon has the right to increase the cash portion of the purchase price (and correspondingly reduce the stock portion of the purchase price) by up to $15.0 billion in certain circumstances. All of the Share Issuance will be issued directly or distributed to Vodafone’s ordinary shareholders. The Acquisition is expected to close in the first quarter of 2014. However, there can be no assurance as to when or whether the Acquisition will be completed. See “Risk Factors—Risks Related to the Acquisition.”

The completion of the Acquisition is subject to the satisfaction or waiver of certain conditions, including, among others, approval by the Federal Communications Commission (the “FCC”) and approval by the shareholders of Verizon and Vodafone. The Acquisition Agreement contains certain termination rights for each of Verizon and Vodafone, which if exercised give rise to termination fees or expense reimbursement obligations in specified circumstances. For example, Verizon will be required to pay Vodafone a termination fee of $1.55 billion in the event of a termination by either party because we have been unable to obtain the requisite vote of Verizon shareholders necessary for the Acquisition, $4.65 billion in the event of a termination by Vodafone because our board of directors changes its recommendation with respect to the Share Issuance, or $10.0 billion in the event of a termination by Vodafone because of a financing failure. We estimate that the total amount of funds needed to pay the cash consideration for the Acquisition and related fees and expenses will be approximately $60.53 billion (the “Acquisition Obligations”).

On September 11, 2013, Vodafone consented under Section 5.9(c) of the Acquisition Agreement to the reduction of the aggregate amount of all unfunded commitments in respect of our financing for the Acquisition to an amount not less than $12 billion as a result of the issuance of the notes offered hereby.

We currently anticipate financing the Acquisition Obligations through (i) the issuance of the notes offered hereby, (ii) the incurrence of additional indebtedness and (iii) available cash. This offering is not conditioned upon the completion of the Acquisition or the completion of any of the financings or other transactions contemplated in connection with the Acquisition.

The Bridge Credit Agreement

On September 2, 2013, we entered into a $61.0 billion bridge credit agreement (the “Credit Agreement”) with JPMorgan Chase Bank, N.A., as lender and administrative agent, and Morgan Stanley Senior Funding, Inc., Bank of America, N.A., and Barclays Bank, PLC, as lenders. On September 9, 2013, affiliates of each of the other underwriters for this offering became lenders under the Credit Agreement. The Credit Agreement provides Verizon with the ability to borrow up to $61.0 billion to finance, in part, our acquisition of the Vodafone Interest and to pay related fees and expenses. The loans under the Credit Agreement are available during the period beginning on September 2, 2013 and ending on the earliest of (i) September 2, 2014, (ii) the date immediately following the consummation of the Acquisition, (iii) the termination of the Acquisition Agreement and (iv) the termination in full of the commitments pursuant to the Credit Agreement. The availability of the loans under the Credit Agreement, which have not yet been funded, is subject to the satisfaction (or waiver) of the conditions set forth therein. The date on which such conditions are satisfied (or waived in accordance with the Credit Agreement) in connection with the consummation of the Acquisition is the “Funding Date.” The loans under the Credit Agreement are to be made in a single borrowing on the Funding Date and will mature and be payable in full on the date that is 364 days after the Funding Date unless extended pursuant to the terms of the Credit Agreement. Any funding under the Credit Agreement would occur substantially concurrently with the consummation of the Acquisition, subject to customary conditions for acquisition financings of this type. The Credit Agreement requires Verizon to reduce unused commitments and prepay the loans with 100% of the net cash proceeds received from specified asset sales, issuances or sales of equity and incurrences of borrowed money indebtedness, subject to certain exceptions.

The Offering

Issuer	Verizon Communications Inc.

Notes Offered	$2,250,000,000 aggregate principal amount of Floating Rate Notes due 2016

$1,750,000,000 aggregate principal amount of Floating Rate Notes due 2018

$4,250,000,000 aggregate principal amount of 2.50% Notes due 2016

$4,750,000,000 aggregate principal amount of 3.65% Notes due 2018

$4,000,000,000 aggregate principal amount of 4.50% Notes due 2020

$11,000,000,000 aggregate principal amount of 5.15% Notes due 2023

$6,000,000,000 aggregate principal amount of 6.40% Notes due 2033

$15,000,000,000 aggregate principal amount of 6.55% Notes due 2043

Maturity	Floating Rate Notes due 2016: September 15, 2016

Floating Rate Notes due 2018: September 14, 2018

Notes due 2016: September 15, 2016

Notes due 2018: September 14, 2018

Notes due 2020: September 15, 2020

Notes due 2023: September 15, 2023

Notes due 2033: September 15, 2033

Notes due 2043: September 15, 2043

Interest Payment Dates	March 15, June 15, September 15 and December 15 of each year, beginning on December 15, 2013, in the case of the floating rate notes due 2016; March 14, June 14, September 14 and December 14 of each year, beginning on December 14, 2013, in the case of the floating rate notes due 2018; March 15 and September 15 of each year, beginning on March 15, 2014, in the case of the notes due 2016, the notes due 2020, the notes due 2023, the notes due 2033 and the notes due 2043; and March 14 and September 14 of each year, beginning on March 14, 2014, in the case of the notes due 2018.

Ranking	Each series of notes will be unsecured and will rank equally with all of our senior unsecured indebtedness.

Optional Redemption	We may redeem some or all of the notes due 2016, the notes due 2018, the notes due 2020, the notes due 2023, the notes due 2033 and the notes due 2043, in whole or in part, at any time or from time to time, at the redemption prices set forth in this prospectus supplement. See “Description of the Notes—Redemption of the Notes due 2016, the Notes due 2018, the Notes due 2020, the Notes due 2023, the Notes due 2033 and the Notes due 2043.”

Special Mandatory Redemption	If the closing of the Acquisition has not occurred on or before September 2, 2014, the Acquisition Agreement may be terminated by either party upon written notice to the other party. In the event (i) we do not complete the Acquisition on or prior to September 2, 2014 or (ii) the Acquisition Agreement is terminated on or at any time prior to such date, we will redeem all the notes on the special mandatory redemption date (as defined below) at the special mandatory redemption price (as defined below). The “special mandatory redemption price” means 101% of the aggregate principal amount of each series of such notes, plus accrued and unpaid interest from the date of initial issuance (or the most recent interest payment date on which interest was paid) to, but not including, the special mandatory redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). The “special mandatory redemption date” means the earlier to occur of (i) October 2, 2014, if the Acquisition has not been completed on or prior to September 2, 2014 or (ii) the twentieth business day following the termination of the Acquisition Agreement. The provisions relating to special mandatory redemption may not be waived or modified for any series of notes subject to special mandatory redemption without the written consent of holders of at least 90% in principal amount of that series of notes outstanding. See “Risk Factors” and “Description of the Notes—Special Mandatory Redemption.”

Use of Proceeds	We intend to use the net proceeds from the sale of the notes, together with other indebtedness and available cash, to finance the Acquisition, including the payment of related fees and expenses. See “Use of Proceeds.”

Risk Factors	See “Risk Factors” beginning on page S-5 of this prospectus supplement and the documents incorporated by reference in this prospectus supplement and in the accompanying prospectus for a discussion of risks you should carefully consider before deciding whether to invest in the notes.

Governing Law	New York

For a more complete description of the terms of the notes see “Description of the Notes” in this prospectus supplement and “Description of the Debt Securities” in the accompanying prospectus.

RISK FACTORS

An investment in the notes involves risks. You should carefully consider the risks and uncertainties described in this prospectus supplement and the accompanying prospectus, including the risk factors set forth in the documents and reports filed with the SEC that are incorporated by reference in this prospectus supplement and in the accompanying prospectus, such as the risk factors under “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2012, on file with the SEC, before you make an investment decision pursuant to this prospectus supplement and the accompanying prospectus. Our business, financial condition, operating results and cash flows can be impacted by the factors set forth below, any one of which could cause our actual results to vary materially from recent results or from our anticipated future results.

Risks Related to the Acquisition

The failure to complete the Acquisition at all or within our anticipated time frame, or to realize the expected benefits of the Acquisition, could harm our business and results of operations.

The closing of the Acquisition, which we expect to occur during the first quarter of 2014, is subject to the satisfaction or waiver of certain conditions, many of which are beyond our control, including, among others, approval by the FCC and approval by the shareholders of Verizon and Vodafone. In addition, the Acquisition Agreement contains certain termination rights for each of Verizon and Vodafone, which if exercised give rise to termination fees or expense reimbursement obligations in specified circumstances, including a termination fee payable by Verizon to Vodafone of $10.0 billion in the event of a termination by Vodafone because of a financing failure. Consequently, any failure or delay in completing the Acquisition could reduce or eliminate the expected benefits of the Acquisition and adversely affect our results of operations. Moreover, we cannot assure you that we will realize value from the Acquisition that equals or exceeds the consideration paid.

Additionally, we are currently subject to litigation, and we may in the future be subject to additional litigation, challenging the Acquisition on various grounds. No assurances can be given that such litigation will not prevent or delay the closing of the Acquisition or increase the costs of the Acquisition to us.

Our debt will increase significantly in connection with the financing of the Acquisition and will further increase if we incur additional debt in the future and do not retire existing debt.

As of June 30, 2013, we had approximately $49.8 billion of outstanding indebtedness, as well as approximately $6.1 billion of unused borrowing capacity under our credit facility. In addition, we expect to incur up to approximately $67.2 billion of additional indebtedness in connection with the financing of the Acquisition, including the notes offered hereby, bank financing, the Verizon Notes, and long-term obligations associated with our assumption of two classes of preferred stock of an affiliate of Vodafone that are mandatorily redeemable. Our debt level and related debt service obligations could have negative consequences, including:

•

requiring us to dedicate significant cash flow from operations to the payment of principal and interest on our debt, which would reduce the funds we have available for other purposes, such as working capital, capital expenditures and acquisitions;

•

making it more difficult or expensive for us to obtain any necessary future financing for working capital, capital expenditures, debt service requirements, debt refinancing, acquisitions or other purposes;

•	reducing our flexibility in planning for or reacting to changes in our industry and market conditions;

•	making us more vulnerable in the event of a downturn in our business; and

•	exposing us to interest rate risk since a portion of our debt obligations are at variable rates.

We may incur significantly more debt in the future. If we add new debt and do not retire existing debt, the risks described above could increase.

Risks Related to the Notes

If we do not consummate the Acquisition on or prior to September 2, 2014, or the Acquisition Agreement is terminated prior to that date, we will be required to redeem the notes, and you therefore may not obtain your expected return on such redeemed notes.

We may not be able to consummate the Acquisition within the time frame specified under “Description of the Notes—Special Mandatory Redemption.” Our ability to complete the Acquisition is subject to various closing conditions, many of which are beyond our control. See “Prospectus Supplement Summary—Recent Developments.” In the event (i) we do not complete the Acquisition on or prior to September 2, 2014 or (ii) the Acquisition Agreement is terminated on or at any time prior to such date, we will redeem all the notes on the special mandatory redemption date (as defined below) at the special mandatory redemption price (as defined below). The “special mandatory redemption price” means 101% of the aggregate principal amount of each series of such notes, plus accrued and unpaid interest from the date of initial issuance (or the most recent interest payment date on which interest was paid) to, but not including, the special mandatory redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). The “special mandatory redemption date” means the earlier to occur of (i) October 2, 2014, if the Acquisition has not been completed on or prior to September 2, 2014 or (ii) the twentieth business day following the termination of the Acquisition Agreement. If we do redeem notes pursuant to the special mandatory redemption provisions, you may not obtain your expected return on such notes and may not be able to reinvest the proceeds from a special mandatory redemption in an investment with a comparable return. You will have no right to opt out of the special mandatory redemption provisions.

Adverse changes in the credit markets could increase our borrowing costs and the availability of financing.

We require a significant amount of capital to operate and grow our business. We fund our capital needs in part through borrowings in the public and private credit markets. Adverse changes in the credit markets, including increases in interest rates, could increase our cost of borrowing and make it more difficult for us to obtain financing for our operations. In addition, our borrowing costs can be affected by short and long-term debt ratings assigned by independent rating agencies which are based, in significant part, on our performance as measured by customary credit metrics. A decrease in these ratings would likely increase our cost of borrowing and/or make it more difficult for us to obtain financing, as well as adversely affect the trading price of the notes. A severe disruption in the global financial markets could impact some of the financial institutions with which we do business, and such instability could affect our access to financing.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the notes, together with other indebtedness and available cash, to finance the Acquisition, including the payment of related fees and expenses. The net proceeds from the sale of the notes may be held in cash and cash equivalents until the closing of the Acquisition.

Subject to the satisfaction of customary closing conditions, we expect the closing of the Acquisition to occur during the first quarter of 2014. This offering is not conditioned upon the completion of the Acquisition or the completion of any of the financings or other transactions contemplated in connection with the Acquisition. See “Prospectus Supplement Summary—Recent Developments.”

DESCRIPTION OF THE NOTES

Principal Amount, Maturity and Interest for the Floating Rate Notes due 2016 and the Floating Rate Notes due 2018

We are offering $2,250,000,000 of our floating rate notes due 2016 which will mature on September 15, 2016 and $1,750,000,000 of our floating rate notes due 2018 which will mature on September 14, 2018.

We will pay interest on the floating rate notes due 2016 at a rate per annum equal to three-month LIBOR plus 1.53%, and we will pay interest on the floating rate notes due 2018 at a rate per annum equal to three-month LIBOR plus 1.75%, which rates will be reset quarterly as described below. We will pay interest on the floating rate notes due 2016 quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, beginning on December 15, 2013, each an “interest payment date” for the floating rate notes due 2016. We will pay interest on the floating rate notes due 2018 quarterly in arrears on March 14, June 14, September 14 and December 14 of each year, beginning on December 14, 2013, each an “interest payment date” for the floating rate notes due 2018.

If any interest payment date falls on a day that is not a business day, as defined below, we will make the interest payment on the next succeeding business day unless that business day is in the next succeeding calendar month, in which case we will make the interest payment on the immediately preceding business day. Interest on the floating rate notes due 2016 and the floating rate notes due 2018 will be computed on the basis of a 360-day year and the actual number of days elapsed.

Interest on the floating rate notes due 2016 and the floating rate notes due 2018 will accrue from, and including, September 18, 2013, to, but excluding, the first interest payment date for such series and then from, and including, the immediately preceding interest payment date for such series to which interest has been paid or duly provided for to, but excluding, the next interest payment date for such series or the maturity date for such series, as the case may be. We refer to each of these periods as an “interest period.” The amount of accrued interest that we will pay for any interest period can be calculated by multiplying the face amount of the floating rate notes due 2016 or the floating rate notes due 2018, as applicable, by an accrued interest factor. This accrued interest factor for the floating rate notes due 2016 and the floating rate notes due 2018 is computed by adding the interest factor calculated for each day from September 18, 2013, or from the last interest payment date for such series to which interest has been paid or duly provided for, to the date for which accrued interest is being calculated. The interest factor for each day is computed by dividing the interest rate applicable to that day by 360. If the maturity date of the floating rate notes due 2016 or the floating rate notes due 2018 falls on a day that is not a business day, we will pay principal and interest on the next succeeding business day, but we will consider that payment as being made on the date that the payment was due. Accordingly, no interest will accrue on the payment for the period from and after the maturity date to the date we make the payment on the next succeeding business day. Interest on the floating rate notes due 2016 and the floating rate notes due 2018 on any interest payment date, subject to certain exceptions, will be paid to the person in whose name the floating rate notes due 2016 or the floating rate notes due 2018 are registered at the close of business on March 1, June 1, September 1 and December 1, as applicable, whether or not a business day, immediately preceding the interest payment date for such series. However, interest that we pay on the maturity date will be payable to the person to whom the principal will be payable.

When we use the term “business day” with respect to the floating rate notes due 2016 or the floating rate notes due 2018, we mean any day, other than a Saturday or a Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York; provided that such day is also a London business day. “London business day” means any day on which commercial banks are open for business, including dealings in U.S. dollars, in London.

The interest rate on the floating rate notes due 2016 will be calculated by the calculation agent, which will be an independent investment banking or commercial banking institution of international standing appointed by us, and will be equal to three-month LIBOR plus 1.53%, except that the interest rate in effect for the period from September 18, 2013 to but excluding December 15, 2013, the initial interest reset date, as defined below, will be established by us as the rate for deposits in U.S. dollars having a maturity of three months commencing September 18, 2013 that appears on the Designated LIBOR Page, as defined below, as of 11:00 a.m., London time, on September 16, 2013, plus 1.53%. The interest rate on the floating rate notes due 2018 will be calculated by the calculation agent, which will be an independent investment banking or commercial banking institution of international standing appointed by us, and will be equal to three-month LIBOR plus 1.75%, except that the interest rate in effect for the period from September 18, 2013 to but excluding December 14, 2013, the initial interest reset date, as defined below, will be established by us as the rate for deposits in U.S. dollars having a maturity of three months commencing September 18, 2013 that appears on the Designated LIBOR Page, as defined below, as of 11:00 a.m., London time, on September 16, 2013, plus 1.75%. The calculation agent will reset the interest rate on each interest payment date, each of which we refer to as an “interest reset date.” The second London business day preceding an interest reset date will be the “interest determination date” for that interest reset date. The interest rate in effect on each day that is not an interest reset date will be the interest rate determined as of the interest determination date pertaining to the immediately preceding interest reset date, except that the interest rate in effect for the period from and including September 18, 2013 to but excluding the initial interest reset date will be the initial interest rate. The interest rate in effect on any day that is an interest reset date will be the interest rate determined as of the interest determination date pertaining to that interest reset date.

“LIBOR” will be determined by the calculation agent in accordance with the following provisions:

(1)	With respect to any interest determination date, LIBOR will be the rate for deposits in U.S. dollars having a maturity of three months commencing on the first day of the applicable interest period that appears on the Designated LIBOR Page as of 11:00 a.m., London time, on that interest determination date. If no such rate appears, then LIBOR, in respect to that interest determination date, will be determined in accordance with the provisions described in (2) below.

(2)	With respect to an interest determination date on which no rate appears on the Designated LIBOR Page, as specified in (1) above, the calculation agent will request the principal London offices of each of four major reference banks in the London interbank market, as selected by the calculation agent, to provide the calculation agent with its offered quotation for deposits in U.S. dollars for the period of three months, commencing on the first day of the applicable interest period, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that interest determination date and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If at least two quotations are provided, then LIBOR on that interest determination date will be the arithmetic mean of those quotations. If fewer than two quotations are provided, then LIBOR on the interest determination date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., in The City of New York, on the interest determination date by three major banks in The City of New York selected by the calculation agent for loans in U.S. dollars to leading European banks, having a three-month maturity and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time; provided, however, that if the banks selected by the calculation agent are not providing quotations in the manner described in this sentence, LIBOR determined as of that interest determination date will be LIBOR in effect on that interest determination date.

“The Designated LIBOR Page” means the Reuters screen “LIBOR01” page, or any successor page on Reuters selected by us with the consent of the calculation agent, or if we determine that no such successor page shall exist on Reuters, an equivalent page on any successor service selected by us with the consent of the calculation agent.

We may issue additional floating rate notes due 2016 and floating rate notes due 2018 in the future.

Principal Amount, Maturity and Interest for the Notes due 2016, the Notes due 2018, the Notes due 2020, the Notes due 2023, the Notes due 2033 and the Notes due 2043

We are offering $4,250,000,000 of our notes due 2016 which will mature on September 15, 2016, $4,750,000,000 of our notes due 2018 which will mature on September 14, 2018, $4,000,000,000 of our notes due 2020 which will mature on September 15, 2020, $11,000,000,000 of our notes due 2023 which will mature on September 15, 2023, $6,000,000,000 of our notes due 2033 which will mature on September 15, 2033 and $15,000,000,000 of our notes due 2043 which will mature on September 15, 2043.

We will pay interest on the notes due 2016 at the rate of 2.50% per annum, interest on the notes due 2020 at the rate of 4.50% per annum, interest on the notes due 2023 at the rate of 5.15% per annum, interest on the notes due 2033 at the rate of 6.40% per annum, and interest on the notes due 2043 at the rate of 6.55% per annum, in each case, on March 15 of each year to holders of record on the preceding March 1, and on September 15 of each year to holders of record on the preceding September 1. We will pay interest on the notes due 2018 at the rate of 3.65% per annum, on March 14 of each year to holders of record on the preceding March 1, and on September 14 of each year to holders of record on the preceding September 1. If interest or principal on the notes is payable on a Saturday, Sunday or any other day when banks are not open for business in The City of New York, we will make the payment on the next business day, and no interest will accrue as a result of the delay in payment. The first interest payment date on the notes due 2016, the notes due 2020, the notes due 2023, the notes due 2033, and the notes due 2043 is March 15, 2014. The first interest payment date on the notes due 2018 is March 14, 2014. Interest on the notes due 2016, the notes due 2018, the notes due 2020, the notes due 2023, the notes due 2033, and the notes due 2043 will accrue from September 18, 2013, and will accrue on the basis of a 360-day year consisting of 12 months of 30 days.

We may issue additional notes due 2016, notes due 2018, notes due 2020, notes due 2023, notes due 2033 and notes due 2043 in the future.

Form

The notes will only be issued in book-entry form, which means that the notes of each series will be represented by one or more permanent global certificates registered in the name of The Depository Trust Company, New York, New York, commonly known as DTC, or its nominee. You may hold interests in the notes directly through DTC, Euroclear Bank, S.A./N.V., commonly known as Euroclear, or Clearstream Banking, société anonyme, Luxembourg, commonly known as Clearstream, if you are a participant in any of these clearing systems, or indirectly through organizations which are participants in these systems. Links have been established among DTC, Clearstream and Euroclear to facilitate the issuance of the notes and cross-market transfers of the notes associated with secondary market trading. DTC is linked indirectly to Clearstream and Euroclear through the depositary accounts of their respective U.S. depositaries. Beneficial interests in the notes may be held in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. Notes of each series in book-entry form that can be exchanged for definitive notes of the applicable series under the circumstances described in the accompanying prospectus under the caption “CLEARING AND SETTLEMENT” will be exchanged only for definitive notes of the applicable series issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000.

Redemption of the Floating Rate Notes due 2016 and the Floating Rate Notes due 2018

Other than as described under “Special Mandatory Redemption” below, we may not redeem the floating rate notes due 2016 or the floating rate notes due 2018 prior to maturity. However, we may at any time purchase the floating rate notes due 2016 or the floating rate notes due 2018 by tender, in the open market or by private agreement, subject to applicable law.

Redemption of the Notes due 2016, the Notes due 2018, the Notes due 2020, the Notes due 2023, the Notes due 2033, and the Notes due 2043

We have the option to redeem any of the notes due 2016, the notes due 2018, the notes due 2020, the notes due 2023, the notes due 2033, or the notes due 2043 on not less than 30 nor more than 60 days’ notice, in whole or from time to time in part, at a redemption price equal to the greater of:

(a)	100% of the principal amount of the notes being redeemed, or

(b)	the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed (exclusive of interest accrued to the date of redemption), as the case may be, discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points for the notes due 2016, the Treasury Rate plus 35 basis points for the notes due 2018, the Treasury Rate plus 35 basis points for the notes due 2020, the Treasury Rate plus 40 basis points for the notes due 2023, the Treasury Rate plus 40 basis points for the notes due 2033 and the Treasury Rate plus 45 basis points for the notes due 2043, plus, in each case, accrued and unpaid interest on the principal amount being redeemed to but excluding the date of redemption.

The “Treasury Rate” will be determined on the third business day preceding the date of redemption and means, with respect to any date of redemption:

(1)	the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release published by the Board of Governors of the Federal Reserve System designated as “Statistical Release H. 15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from those yields on a straight-line basis, rounding to the nearest month), or

(2)	if that release (or any successor release) is not published during the week preceding the calculation date or does not contain those yields, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the date of redemption.

“Comparable Treasury Issue” means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term, referred to as the Remaining Life, of the notes due 2016, the notes due 2018, the notes due 2020, the notes due 2023, the notes due 2033, or the notes due 2043, as the case may be, to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes due 2016, the notes due 2018, the notes due 2020, the notes due 2023, the notes due 2033, or the notes due 2043, as the case may be.

“Independent Investment Banker” means an independent investment banking or commercial banking institution of national standing appointed by us.

“Comparable Treasury Price” means (1) the average of three Reference Treasury Dealer Quotations for that date of redemption, or (2) if the Independent Investment Banker is unable to obtain three Reference Treasury Dealer Quotations, the average of all quotations obtained.

“Reference Treasury Dealer” means (1) any independent investment banking or commercial banking institution of national standing and any of its successors appointed by us, provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in the United States, referred to as a Primary Treasury Dealer, we shall substitute therefor another Primary Treasury Dealer, and (2) any other Primary Treasury Dealer selected by the Independent Investment Banker and approved in writing by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any date of redemption, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 3:30 p.m., New York City time, on the third business day preceding the date of redemption.

In addition, we may at any time purchase the notes due 2016, the notes due 2018, the notes due 2020, the notes due 2023, the notes due 2033, or the notes due 2043 by tender, in the open market or by private agreement, subject to applicable law.

Special Mandatory Redemption

We intend to use the net proceeds from the sale of the notes, together with other indebtedness and available cash, to finance the Acquisition, including the payment of related fees and expenses, as described under the heading “Use of Proceeds.” This offering is not conditioned upon the completion of the Acquisition or the completion of any of the financings or other transactions contemplated in connection with the Acquisition. The closing of this offering will occur prior to the consummation of the Acquisition.

The Acquisition is subject to various closing conditions. In addition, if the closing of the Acquisition has not occurred on or before September 2, 2014, the Acquisition Agreement may be terminated by either party upon written notice to the other party. In the event (i) we do not complete the Acquisition on or prior to September 2, 2014 or (ii) the Acquisition Agreement is terminated on or at any time prior to such date, we will redeem all the notes on the special mandatory redemption date (as defined below) at the special mandatory redemption price (as defined below). The “special mandatory redemption price” means 101% of the aggregate principal amount of each series of such notes, plus accrued and unpaid interest from the date of initial issuance (or the most recent interest payment date on which interest was paid) to, but not including, the special mandatory redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). The “special mandatory redemption date” means the earlier to occur of (i) October 2, 2014, if the Acquisition has not been completed on or prior to September 2, 2014 or (ii) the twentieth business day following the termination of the Acquisition Agreement.

We, or the trustee on our behalf, will promptly cause the notice of special mandatory redemption to be distributed following the occurrence of the event triggering redemption to each holder. On the date that funds sufficient to pay the special mandatory redemption price of the notes to be redeemed on the special mandatory redemption date are deposited with the paying agent or the trustee, the notes will cease to accrue interest and, other than the right to receive the special mandatory redemption price, all rights under the notes will terminate.

The provisions relating to special mandatory redemption described in this paragraph may not be waived or modified for any series of notes subject to special mandatory redemption without the written consent of holders of at least 90% in principal amount of that series of notes outstanding.

Additional Information

See “DESCRIPTION OF THE DEBT SECURITIES” in the accompanying prospectus for additional important information about the notes. That information includes:

•	additional information about the terms of the notes;

•	general information about the indenture and the trustee;

•	a description of certain restrictions; and

•	a description of events of default under the indenture.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes by U.S. Holders and Non-U.S. Holders (each as defined below) that purchase the notes at their issue price (generally the first price at which a substantial amount of the notes of the applicable series is sold, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) pursuant to this offering and hold such notes as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion does not address all of the U.S. federal income tax considerations that may be relevant to specific Holders (as defined below) in light of their particular circumstances or to Holders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, dealers in securities or other Holders that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, Holders that hold a note as part of a straddle, hedge, conversion or other integrated transaction or U.S. Holders that have a “functional currency” other than the U.S. dollar). This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of a note that, for U.S. federal income tax purposes, is (i) an individual who is a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

As used in this discussion, the term “Non-U.S. Holder” means a beneficial owner of a note that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes, and the term “Holder” means a U.S. Holder or a Non-U.S. Holder.

If an entity treated as a partnership for U.S. federal income tax purposes invests in a note, the U.S. federal income tax considerations relating to such investment will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners relating to the purchase, ownership and disposition of a note.

PERSONS CONSIDERING AN INVESTMENT IN THE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

Possible Application of Rules Governing Contingent Payment Debt Instruments

The terms of the notes provide for payments in excess of stated interest and principal under certain circumstances. For example, in the event of a Special Mandatory Redemption, we will be required to repurchase the notes at 101% of their principal amount plus accrued and unpaid interest (see “Description of Notes—Special Mandatory Redemption”). Under applicable U.S. Treasury regulations, the possibility that certain payments in excess of stated interest and principal will be made will not cause the notes to be treated as “contingent payment debt instruments” for U.S. federal income tax purposes (which are subject to special rules) if there is only a remote likelihood as of the issue date of the notes that these payments will be made, if the amounts thereof are considered incidental, and/or in certain other circumstances. We intend to take the position that the notes will not be considered contingent payment debt instruments. Our position is binding on a U.S. Holder unless such holder discloses that it is taking a contrary position in the manner required by applicable U.S. Treasury regulations. Our position is not, however, binding on the U.S. Internal Revenue Service (the “IRS”), and if the IRS were to challenge this position, a U.S. Holder might be required to use the accrual method, even if it were otherwise a cash method taxpayer, to take into account interest income on the notes and to treat as ordinary income rather than capital gain any income that it realizes on the taxable disposition of a note. The remainder of this discussion assumes that the notes will not be considered contingent payment debt instruments.

U.S. Holders

Interest on the Notes

In general, interest payable on a note will be taxable to a U.S. Holder as ordinary interest income when it is received or accrued, in accordance with such U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. The notes are not expected to be issued with more than de minimis original issue discount (“OID”). However, if the notes of any series are issued with more than de minimis OID, each U.S. Holder of a note of such series generally will be required to include OID in income (as interest) as it accrues, regardless of its regular method of accounting for U.S. federal income tax purposes, using a constant yield method, before such U.S. Holder receives any payment attributable to such income. The remainder of this discussion assumes that the notes are not issued with more than de minimis OID.

Sale, Exchange, Retirement or Other Disposition of the Notes

Upon the sale, exchange, retirement or other disposition of a note, a U.S. Holder generally will recognize a gain or loss in an amount equal to the difference between the amount realized on such sale, exchange, retirement or other disposition (other than any amount attributable to accrued interest, which, if not previously included in such U.S. Holder’s income, will be taxable as interest income to such U.S. Holder) and such U.S. Holder’s “adjusted tax basis” in such note. Any gain or loss so recognized generally will be capital gain or loss and will be long-term capital gain or loss if such U.S. Holder has held such note for more than one year at the time of such sale, exchange, retirement or other disposition. Net long-term capital gain of certain non-corporate U.S. Holders generally is subject to preferential rates of tax. The deductibility of capital losses is subject to limitations.

Medicare Tax

In addition to regular U.S. federal income tax, certain U.S. Holders that are individuals, estates or trusts (and possibly certain foreign estates or trusts with U.S. beneficiaries) are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their interest income on a note and net gain from the sale, exchange, retirement or other disposition of a note.

Information Reporting and Backup Withholding

Information reporting generally will apply to payments to a U.S. Holder of interest on, or proceeds from the sale, exchange, retirement or other disposition of, a note, unless such U.S. Holder is an entity that is exempt from information reporting and, when required, demonstrates this fact. Any such payment to a U.S. Holder that is subject to information reporting generally will also be subject to backup withholding, unless such U.S. Holder provides the appropriate documentation (generally, IRS Form W-9) to the applicable withholding agent certifying that, among other things, its taxpayer identification number (which for an individual would be his or her Social Security number) is correct, or otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by such U.S. Holder on a timely basis to the IRS.

Non-U.S. Holders

General

Subject to the discussion below concerning backup withholding:

(a)	payments of principal, interest and premium (if any) with respect to a note owned by a Non-U.S. Holder generally will not be subject to U.S. federal withholding tax; provided that, in the case of amounts treated as payments of interest, (i) such amounts are not effectively connected with the conduct of a trade or business in the United States by such Non-U.S. Holder; (ii) such Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote; (iii) such Non-U.S. Holder is not a controlled foreign corporation described in section 957(a) of the Code that is related to us through stock ownership; (iv) such Non-U.S. Holder is not a bank whose receipt of such amounts is described in section 881(c)(3)(A) of the Code; and (v) the certification requirements described below are satisfied; and

(b)	a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain recognized on the sale, exchange, retirement or other disposition of a note, unless (i) such gain is effectively connected with the conduct of a trade or business in the United States by such Non-U.S. Holder, in which event such gain generally will be subject to U.S. federal income tax in the manner described below, or (ii) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale, exchange, retirement or other disposition and certain other conditions are met, in which event such gain (net of certain U.S. source losses) generally will be subject to U.S. federal income tax at a rate of 30% (except as provided by an applicable tax treaty).

The certification requirements referred to in clause (a)(v) above generally will be satisfied if the Non-U.S. Holder provides the applicable withholding agent with a statement (generally on IRS Form W-8BEN), signed under penalties of perjury, stating, among other things, that such Non-U.S. Holder is not a U.S. person. U.S. Treasury regulations provide additional rules for a note held through one or more intermediaries or pass-through entities.

If the requirements set forth in clause (a) above are not satisfied with respect to a Non-U.S. Holder, amounts treated as payments of interest generally will be subject to U.S. federal withholding tax at a rate of 30%, unless another exemption is applicable. For example, an applicable tax treaty may reduce or eliminate this withholding tax if such Non-U.S. Holder provides the appropriate documentation (generally, IRS Form W-8BEN) to the applicable withholding agent.

If a Non-U.S. Holder is engaged in the conduct of a trade or business in the United States, and if amounts treated as interest on a note or as a gain recognized on the sale, exchange, retirement or other disposition of a note are effectively connected with such trade or business, such Non-U.S. Holder generally will not be subject to U.S. federal withholding tax on such amounts; provided that, in the case of amounts treated as interest, such Non-U.S. Holder provides the appropriate documentation (generally, IRS Form W-8ECI) to the applicable withholding agent. Instead, such Non-U.S. Holder generally will be subject to U.S. federal income tax on such interest or gain in substantially the same manner as a U.S. Holder (except as provided by an applicable tax treaty). In addition, a Non-U.S. Holder that is treated as a corporation for U.S. federal income tax purposes may be subject to a branch profits tax at a rate of 30% (or a lower rate if provided by an applicable tax treaty) on its effectively connected income for the taxable year, subject to certain adjustments.

Information Reporting and Backup Withholding

Amounts treated as payments of interest on a note to a Non-U.S. Holder and the amount of any tax withheld from such payments generally must be reported annually to the IRS and to such Non-U.S. Holder.

The information reporting and backup withholding rules that apply to payments of interest to a U.S. Holder generally will not apply to amounts treated as payments of interest to a Non-U.S. Holder if such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN) or otherwise establishes an exemption.

Proceeds from the sale, exchange, retirement or other disposition of a note by a Non-U.S. Holder effected through a non-U.S. office of a U.S. broker or of a non-U.S. broker with certain specified U.S. connections generally will be subject to information reporting, but not backup withholding, unless such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN) or otherwise establishes an exemption. Proceeds from the sale, exchange, retirement or other disposition of a note by a Non-U.S. Holder effected through a U.S. office of a broker generally will be subject to information reporting and backup withholding, unless such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN) or otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability if the required information is furnished by such Non-U.S. Holder on a timely basis to the IRS.

UNDERWRITING

Barclays Capital Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC are acting as representatives of the several underwriters for the notes.

Subject to the terms and conditions stated in the purchase agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of the floating rate notes due 2016, the floating rate notes due 2018, the notes due 2016, the notes due 2018, the notes due 2020, the notes due 2023, the notes due 2033 and the notes due 2043 set forth opposite the underwriter’s name.

Underwriters	Principal Amount of Floating Rate Notes due 2016	Principal Amount of Floating Rate Notes due 2018	Principal Amount of Notes due 2016	Principal Amount of Notes due 2018
Barclays Capital Inc.	$353,250,000	$274,750,000	$667,250,000	$745,750,000
J.P. Morgan Securities LLC	353,250,000	274,750,000	667,250,000	745,750,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	353,250,000	274,750,000	667,250,000	745,750,000
Morgan Stanley & Co. LLC	353,250,000	274,750,000	667,250,000	745,750,000
Citigroup Global Markets Inc.	108,000,000	84,000,000	204,000,000	228,000,000
Credit Suisse Securities (USA) LLC	108,000,000	84,000,000	204,000,000	228,000,000
Mitsubishi UFJ Securities (USA), Inc.	108,000,000	84,000,000	204,000,000	228,000,000
Mizuho Securities USA Inc.	108,000,000	84,000,000	204,000,000	228,000,000
RBC Capital Markets, LLC	108,000,000	84,000,000	204,000,000	228,000,000
RBS Securities Inc.	108,000,000	84,000,000	204,000,000	228,000,000
Wells Fargo Securities, LLC	108,000,000	84,000,000	204,000,000	228,000,000
Deutsche Bank Securities Inc.	40,500,000	31,500,000	76,500,000	85,500,000
Santander Investment Securities Inc.	40,500,000	31,500,000	76,500,000	85,500,000

Total	$2,250,000,000	$1,750,000,000	$4,250,000,000	$4,750,000,000

Underwriters	Principal Amount of Notes due 2020	Principal Amount of Notes due 2023	Principal Amount of Notes due 2033	Principal Amount of Notes due 2043
Barclays Capital Inc.	$628,000,000	$1,727,000,000	$942,000,000	$2,355,000,000
J.P. Morgan Securities LLC	628,000,000	1,727,000,000	942,000,000	2,355,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	628,000,000	1,727,000,000	942,000,000	2,355,000,000
Morgan Stanley & Co. LLC	628,000,000	1,727,000,000	942,000,000	2,355,000,000
Citigroup Global Markets Inc.	192,000,000	528,000,000	288,000,000	720,000,000
Credit Suisse Securities (USA) LLC	192,000,000	528,000,000	288,000,000	720,000,000
Mitsubishi UFJ Securities (USA), Inc.	192,000,000	528,000,000	288,000,000	720,000,000
Mizuho Securities USA Inc.	192,000,000	528,000,000	288,000,000	720,000,000
RBC Capital Markets, LLC	192,000,000	528,000,000	288,000,000	720,000,000
RBS Securities Inc.	192,000,000	528,000,000	288,000,000	720,000,000
Wells Fargo Securities, LLC	192,000,000	528,000,000	288,000,000	720,000,000
Deutsche Bank Securities Inc.	72,000,000	198,000,000	108,000,000	270,000,000
Santander Investment Securities Inc.	72,000,000	198,000,000	108,000,000	270,000,000

Total	$4,000,000,000	$11,000,000,000	$6,000,000,000	$15,000,000,000

The purchase agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the notes if they purchase any of the notes.

The underwriters propose to offer some of the notes directly to the public at the public offering prices set forth on the cover page of this prospectus supplement and some of such notes to dealers at the public offering prices less a concession not to exceed 0.150% of the principal amount of the floating rate notes due 2016, 0.200% of the principal amount of the floating rate notes due 2018, 0.150% of the principal amount of the notes due 2016, 0.200% of the principal amount of the notes due 2018, 0.250% of the principal amount of the notes due 2020, 0.300% of the principal amount of the notes due 2023, 0.450% of the principal amount of the notes due 2033, and 0.450% of the principal amount of the notes due 2043. The underwriters may allow, and dealers may reallow, a concession not to exceed 0.100% of the principal amount of the floating rate notes due 2016, 0.100% of the principal amount of the floating rate notes due 2018, 0.100% of the principal amount of the notes due 2016, 0.100% of the principal amount of the notes due 2018, 0.125% of the principal amount of the notes due 2020, 0.125% of the principal amount of the notes due 2023, 0.250% of the principal amount of the notes due 2033, and 0.250% of the principal amount of the notes due 2043 on sales to other dealers. After the initial offering of the notes to the public, the representatives, on behalf of the underwriters, may change the public offering prices and other selling terms.

The following table shows the underwriting discounts that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of each series of the notes).

Paid by Verizon Communications
Per floating rate note due 2016	0.30%
Per floating rate note due 2018	0.35%
Per note due 2016	0.30%
Per note due 2018	0.35%
Per note due 2020	0.40%
Per note due 2023	0.45%
Per note due 2033	0.75%
Per note due 2043	0.75%

Each series of notes will constitute a new class of securities with no established trading market. The notes will not be listed on any securities exchange or on any automated dealer quotation system. The underwriters have advised us that they currently intend to make a market in the notes. However, they are not obligated to do so and they may discontinue market-making activities with respect to the notes at any time without notice. Accordingly, we cannot assure you as to the liquidity of, or the trading market for, the notes.

In connection with this offering, the representatives, on behalf of the underwriters, may over-allot notes or effect transactions with a view to supporting the market price of the notes at a level higher than that which might otherwise prevail. However, there is no assurance that the representatives, on behalf of the underwriters, will undertake stabilization action. Any stabilization action may begin on or after the date on which adequate public disclosure of the terms of the offer of the notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant notes and 60 days after the date of the allotment of the relevant notes. Any stabilization action or over-allotment must be conducted by the representatives, on behalf of the underwriters, in accordance with all applicable laws and rules.

Over-allotment involves syndicate sales of the notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchase of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The representatives, on behalf of the underwriters, also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives, in covering syndicate short positions or making stabilizing purchases, repurchase notes originally sold by that syndicate member.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our total expenses for this offering will be approximately $12,000,000.

We have agreed to indemnify the several underwriters against certain liabilities in connection with this offering, including liabilities under the Securities Act or to contribute to payments the underwriters may be required to make because of any of these liabilities.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters have performed commercial banking, investment banking or advisory services, including with respect to the Acquisition, for us from time to time for which they have received customary fees and reimbursement of expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In addition, certain underwriters or their affiliates may provide credit to us as lenders. If any of the underwriters or their affiliates provide credit to us, certain of those underwriters or their affiliates routinely hedge, certain of those underwriters are likely to hedge and certain other of those underwriters may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities or instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments. On September 2, 2013, we entered into the Credit Agreement with affiliates of Barclays Capital Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC, each of which is acting as a joint book-running manager for this offering. On September 9, 2013, affiliates of Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Mitsubishi UFJ Securities (USA), Inc., Mizuho Securities USA Inc., RBC Capital Markets, LLC, RBS Securities Inc., Wells Fargo Securities, LLC, Deutsche Bank Securities Inc. and Santander Investment Securities Inc., each of which is acting as an underwriter for this offering, became lenders under the Credit Agreement. The commitments made by the lenders under the Credit Agreement will be reduced by the amount of the net proceeds of this offering. In addition, the underwriters purchase telecommunications services from us in the ordinary course of business.

We expect that the delivery of the notes will be made to investors on or about September 18, 2013, which will be the fifth business day following the date of this prospectus supplement (such settlement being referred to as “T+5”). Under Rule l5c6-l under the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the third business day before the settlement date will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing or the next business day should consult their advisors.

Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “relevant member state”), each underwriter has represented and agreed that, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the “relevant implementation date”), it has not made and will not make an offer of notes to the public in that relevant member state prior to the publication of a prospectus in relation to such offer that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, it may, with effect from and including the relevant implementation date, make an offer of notes in that relevant member state at any time:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100, or, if the relevant member state has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives, on behalf of the underwriters, for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer shall require us to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the expression may be varied in that relevant member state by any measure implementing the Prospectus Directive in that relevant member state, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)), received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Hong Kong

This prospectus has not been approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong. The notes will not be offered or sold in Hong Kong other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the notes which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued in Hong Kong or elsewhere other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act (Chapter 289) (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, then securities, debentures and units of securities and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii)  by operation of law.

LEGAL MATTERS

Randal S. Milch, Executive Vice President-Public Policy and General Counsel of Verizon Communications, is passing upon the validity of the notes for us. As of August 31, 2013, Mr. Milch beneficially owned 45,124 shares of Verizon Communications common stock, including 12,639 shares that may be acquired pursuant to the conversion of certain stock units under deferred compensation plans.

Debevoise & Plimpton LLP of New York, New York is acting as special legal counsel to Verizon Communications and will issue an opinion on certain legal matters to the underwriters.

Milbank, Tweed, Hadley & McCloy LLP of New York, New York will issue an opinion on certain legal matters for the underwriters. Milbank, Tweed, Hadley & McCloy LLP from time to time represents Verizon Communications and its affiliates in connection with matters unrelated to the offering of the securities.

PROSPECTUS

Common Stock

Preferred Stock

Debt Securities

Verizon Communications Inc.

Verizon Communications Inc. may offer at one or more times common stock, preferred stock and debt securities. To the extent provided in the applicable prospectus supplement, the preferred stock and the debt securities may be convertible into, or exchangeable for, shares of any class or classes of stock, or securities or property, of Verizon Communications Inc. We will provide the specific terms of any securities to be offered in a supplement to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest.

Verizon Communications Inc. may offer and sell these securities on a continuous or delayed basis directly, through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. The names of any underwriters, dealers or agents involved in the sale of any securities and any applicable commissions or discounts will be set forth in the prospectus supplement covering the sales of those securities.

The common stock of Verizon Communications Inc. is listed on the New York Stock Exchange and the NASDAQ Global Select Market under the symbol “VZ.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

September 3, 2013

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC utilizing a shelf registration process. Under this shelf process, we may, from time to time, sell any combination of the common stock, preferred stock or debt securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement and, in some cases, a pricing supplement, that will contain specific information about the terms of that offering. The prospectus supplement or pricing supplement may also add, update or change information in this prospectus. The information in this prospectus is accurate as of the date of this prospectus. Please carefully read this prospectus, any prospectus supplement and any pricing supplement together with additional information described under the heading “WHERE YOU CAN FIND MORE INFORMATION.” Unless otherwise specified in this prospectus, the terms “we,” “us,” “our” and “Verizon Communications” refer to Verizon Communications Inc.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any of these documents at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to the public on the SEC’s web site at http://www.sec.gov.

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents we have filed with the SEC and the future filings we make with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any Current Report on Form 8-K):

•	Verizon Communications’ Annual Report on Form 10-K for the year ended December 31, 2012;

•	Verizon Communications’ Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013 and June 30, 2013;

•	Verizon Communications’ Current Reports on Form 8-K filed February 7, 2013, April 2, 2013, May 7, 2013, June 10, 2013, and September 3, 2013; and

•

the description of Verizon Communications’ Common Stock contained in the registration statement on Form 8-A filed on March 12, 2010, under Section 12(b) of the Securities Exchange Act of 1934, including any amendment or report filed for the purpose of updating that description.

You may request a copy of these filings, at no cost, by contacting us at:

Investor Relations

Verizon Communications Inc.

One Verizon Way

Basking Ridge, New Jersey 07920

Telephone: (212) 395-1525

Internet Site: www.verizon.com/investor

You should rely only on the information incorporated by reference or provided in this prospectus, any supplement or any pricing supplement. We have not authorized anyone else to provide you with different information. The information on our website is not incorporated by reference into this document.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that we incorporate by reference, contains both historical and forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements are not historical facts, but only predictions and generally can be identified by use of statements that include phrases such as “will,” “may,” “should,” “continue,” “anticipate,” “believe,” “expect,” “plan,” “appear,” “project,” “estimate,” “intend,” or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements. These forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated. Factors that could materially affect these forward-looking statements can be found in our periodic reports filed with the SEC. Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included in this prospectus are made only as of the date of this prospectus, and we undertake no obligation to update publicly these forward-looking statements to reflect new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. We cannot assure you that projected results or events will be achieved.

VERIZON COMMUNICATIONS

We are a global leader in delivering broadband and other wireless and wireline communications services to consumer, business, government and wholesale customers. Our wireless business, operating as Verizon Wireless, provides voice and data services and equipment sales across the United States using one of the most extensive and reliable wireless networks, with 100.1 million retail connections as of June 30, 2013. We also provide converged communications, information and entertainment services over America’s most advanced fiber-optic network, and deliver integrated business solutions to customers around the world. A Dow 30 company, we employed a diverse workforce of approximately 180,900 employees as of June 30, 2013, and generated consolidated revenues of $59.2 billion for the six months ended June 30, 2013.

Our principal executive offices are located at 140 West Street, New York, New York 10007, and our telephone number is (212) 395-1000.

RATIOS OF EARNINGS TO FIXED CHARGES

The following table shows our ratios of earnings to fixed charges for the periods indicated:

Six Months Ended June 30, 2013	Year Ended December 31,
	2012	2011	2010	2009	2008
7.29	3.55	3.50	3.74	3.69	1.37

For these ratios, “earnings” have been calculated by adding fixed charges to income before provision for income taxes, discontinued operations, extraordinary items and cumulative effect of accounting change, and before noncontrolling interests and income (loss) of equity investees. “Fixed charges” include interest expense, preferred stock dividend requirements of consolidated subsidiaries, capitalized interest and the portion of rent expense representing interest.

USE OF PROCEEDS

Unless otherwise provided in the applicable prospectus supplement, we will use the net proceeds from the sale of the securities for repaying debt, making capital investments, funding working capital requirements or other general corporate purposes, including financing acquisitions and refinancing existing indebtedness.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock

Our restated certificate of incorporation provides authority to issue up to 4,500,000,000 shares of stock of all classes, of which 4,250,000,000 are shares of common stock, $0.10 par value per share, and 250,000,000 are shares of preferred stock, $0.10 par value per share.

Common Stock

Subject to any preferential rights of the preferred stock, holders of shares of our common stock are entitled to receive dividends on that stock out of assets legally available for distribution when, as and if authorized and declared by the board of directors and to share ratably in assets legally available for distribution to our shareholders in the event of our liquidation, dissolution or winding-up. We may not pay any dividend or make any distribution of assets on shares of common stock until cumulative dividends on shares of preferred stock then outstanding, if any, having dividend or distribution rights senior to the common stock have been paid.

Holders of common stock are entitled to one vote per share on all matters voted on generally by the shareholders, including the election of directors. In addition, the holders of common stock possess all voting power except as otherwise required by law or except as provided for by any series of preferred stock. Our restated certificate of incorporation does not provide for cumulative voting for the election of directors.

Preferred Stock

Our board of directors is authorized at any time to provide for the issuance of all or any shares of our preferred stock in one or more classes or series, and to fix for each class or series voting powers, full or limited, or no voting powers, and distinctive designations, preferences and relative, participating, optional or other special rights and any qualifications, limitations or restrictions, as shall be stated and expressed in the resolution or resolutions adopted by the board of directors providing for the issuance of the preferred stock and to the fullest extent as may be permitted by Delaware law. This authority includes, but is not limited to, the authority to provide that any class or series be:

•	subject to redemption at a specified time or times and at a specified price or prices;

•

entitled to receive dividends (which may be cumulative or non-cumulative) at rates, on conditions and at times, and payable in preference to, or in relation to, the dividends payable on any other class or classes or any other series;

•	entitled to rights upon the dissolution of, or upon any distribution of, our assets; or

•

convertible into, or exchangeable for, shares of any class or classes of our stock, or our other securities or property, at a specified price or prices or at specified rates of exchange and with any adjustments.

As of the date of this prospectus, no shares of preferred stock are outstanding.

Preemptive Rights

No holder of any shares of any class of our stock has any preemptive or preferential right to acquire or subscribe for any unissued shares of any class of stock or any authorized securities convertible into or carrying any right, option or warrant to subscribe for or acquire shares of any class of stock.

Transfer Agent and Registrar

The principal transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

DESCRIPTION OF THE DEBT SECURITIES

General

We will issue debt securities under an indenture between us and U.S. Bank National Association (as successor to Wachovia Bank, National Association, formerly known as First Union National Bank), as trustee, dated as of December 1, 2000, as amended. To the extent provided in the applicable prospectus supplement, the debt securities may be convertible into, or exchangeable for, shares of any class or classes of our stock, or our other securities or property.

We have summarized material provisions of the indenture and the debt securities below. This summary does not describe all exceptions and qualifications contained in the indenture or the debt securities. In the summary below, we have included references to article and section numbers of the indenture so that you can easily locate these provisions.

The debt securities will be unsecured and will rank equally with all of our senior unsecured debt. The indenture does not limit the amount of debt securities that may be issued and each series of debt securities may differ as to its terms.

A supplement to the indenture, board resolution or officers’ certificate will designate the specific terms relating to any new series of debt securities. (SECTION 301) These terms will be described in a prospectus supplement and, in some cases, a pricing supplement, and will include the following:

•	title of the series;

•	total principal amount of the series;

•	maturity date or dates;

•	interest rate and interest payment dates;

•	any redemption dates, prices, obligations and restrictions;

•

any provisions permitting the debt securities to be convertible into, or exchangeable for, shares of any class or classes of our stock, or our other securities or property, at a specified price or prices or at specified rates of exchange and with any adjustments; and

•	any other terms of the series.

Form and Exchange

The debt securities will normally be denominated in U.S. dollars, in which case we will pay principal, interest and any premium in U.S. dollars. We may, however, denominate any series of debt securities in another currency or composite currency. In those cases, payment of principal, interest and any premium would be in that currency or composite currency and not U.S. dollars.

Book-Entry Only Form

The debt securities will normally be issued in book-entry only form, which means that they will be represented by one or more permanent global certificates registered in the name of The Depository Trust Company, New York, New York, which we refer to as “DTC,” or its nominee. We will refer to this form here and in the prospectus supplement as “book-entry only.”

In the event that debt securities are issued in book-entry only form, DTC will keep a computerized record of its participants (for example, your broker) whose clients have purchased the securities. The participant will then keep a record of its clients who purchased the securities. A global security may not be transferred, except that DTC, its nominees and their successors may transfer an entire global security to one another.

In the case of book-entry only, we will wire principal and interest payments to DTC’s nominee. We and the trustee will treat DTC’s nominee as the owner of the global securities for all purposes. Accordingly, neither we nor the trustee will have any direct responsibility or liability to pay amounts due on the securities to owners of beneficial interests in the global securities.

Under book-entry only, we will not issue certificates to individual holders of the debt securities. Beneficial interests in global securities will be shown on, and transfers of global securities will be made only through, records maintained by DTC and its participants. Debt securities represented by a global security will be exchangeable for debt securities certificates with the same terms in authorized denominations only if:

•	DTC notifies us that it is unwilling or unable to continue as depository;

•	DTC ceases to be a clearing agency registered under applicable law and a successor depository is not appointed by us within 90 days; or

•	We instruct the trustee that the global security is exchangeable for debt securities certificates.

Certificated Form

Alternatively, we may issue the debt securities in certificated form registered in the name of the debt security holder. Under these circumstances, holders may receive certificates representing the debt securities. Debt securities in certificated form will be transferable without charge except for reimbursement of taxes, if any. We will refer to this form in the prospectus supplement as “certificated.”

Redemption Provisions, Sinking Fund and Defeasance

We may redeem some or all of the debt securities at our option subject to the conditions stated in the prospectus supplement relating to that series of debt securities. If a series of debt securities is subject to a sinking fund, the prospectus supplement will describe those terms. (ARTICLES ELEVEN and TWELVE)

The indenture permits us to discharge or defease certain of our obligations on any series of debt securities at any time. We may defease by depositing with the trustee sufficient cash or government securities to pay all sums due on that series of debt securities. (ARTICLE FOUR)

Liens on Assets

The debt securities will not be secured. However, if at any time we incur other debt or obligations secured by a mortgage or pledge on any of our property, the indenture requires us to secure the debt securities equally with our other debt or obligations for as long as the other debt or obligations remain secured. Exceptions to this requirement include the following:

•	purchase-money mortgages or liens;

•	liens on any property or asset that existed at the time when we acquired that property or asset;

•	any deposit or pledge to secure public or statutory obligations;

•

any deposit or pledge with any governmental agency required to qualify us to conduct any part of our business, to entitle us to maintain self-insurance or to obtain the benefits of any law relating to workmen’s compensation, unemployment insurance, old age pensions or other social security; or

•	any deposit or pledge with any court, board, commission or governmental agency as security for the proper conduct of any proceeding before it. (SECTION 1004)

The indenture does not prevent any of our affiliates from mortgaging, pledging or subjecting to any lien, any property or asset, even if the affiliate acquired that property or asset from us.

We may issue or assume an unlimited amount of debt under the indenture. As a result, the indenture does not prevent us from significantly increasing our unsecured debt levels, which may negatively affect the resale of the debt securities. (SECTION 301)

Changes to the Indenture

The indenture may be changed with the consent of holders owning more than 50% of the principal amount of the outstanding debt securities of each series affected by the change. However, we may not change your principal or interest payment terms or the percentage required to change other terms of the indenture without your consent and the consent of others similarly affected. (SECTION 902)

We may enter into supplemental indentures for other specified purposes, including the creation of any new series of debt securities without the consent of any holder of debt securities. (SECTION 901)

Consolidation, Merger or Sale

The indenture provides that we may not merge with another company or sell, transfer or lease all or substantially all of our property to another company unless:

•	the successor corporation expressly assumes:

•	payment of principal, interest and any premium on the debt securities; and

•	performance and observance of all covenants and conditions in the indenture;

•	after giving effect to the transaction, there is no default under the indenture;

•	we have delivered to the trustee an officers’ certificate and opinion of counsel stating that such transaction complies with the conditions set forth in the indenture; and

•

if as a result of the transaction, our property would become subject to a lien that would not be permitted by the asset lien restriction, we secure the debt securities equally and ratably with, or prior to, all indebtedness secured by that lien. (ARTICLE EIGHT)

Events of Default

An event of default means, for any series of debt securities, any of the following:

•	failure to pay interest on that series of debt securities for 90 days after payment is due;

•	failure to pay principal or any premium on that series of debt securities when due;

•	failure to perform any other covenant relating to that series of debt securities for 90 days after notice to us; and

•	certain events of bankruptcy, insolvency and reorganization.

An event of default for a particular series of debt securities does not necessarily impact any other series of debt securities issued under the indenture. (SECTION 501)

If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% of the outstanding principal amount of the debt securities of the series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the outstanding principal amount of the debt securities of that series can rescind the declaration if there has been deposited with the trustee a sum sufficient to pay all matured installments of interest, principal and any premium. (SECTION 502)

The holders of more than 50% of the outstanding principal amount of any series of the debt securities, may, on behalf of the holders of all of the debt securities of that series, control any proceedings resulting from an event of default or waive any past default except a default in the payment of principal, interest or any premium. (SECTION 512) We are required to file an annual certificate with the trustee stating whether we are in compliance with all of the conditions and covenants under the indenture. (SECTION 704)

Concerning the Trustee

Within 90 days after a default occurs, the trustee must notify the holders of the debt securities of the series of all defaults known to the trustee if we have not remedied them (default is defined for this purpose to include the events of default specified above absent any grace periods or notice). If a default described in the third bullet point under “Events of Default” occurs, the trustee will not give notice to the holders of the series until at least 60 days after the occurrence of that default. The trustee may withhold notice to the holders of the debt securities of any default (except in the payment of principal, interest or any premium) if it in good faith believes that withholding this notice is in the interest of the holders. (SECTION 602)

Prior to an event of default, the trustee is required to perform only the specific duties stated in the indenture, and after an event of default, must exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. (SECTION 601) The trustee is not required to take any action permitted by the indenture at the request of holders of the debt securities, unless those holders protect the trustee against costs, expenses and liabilities. (SECTION 603) The trustee is not required to spend its own funds or become financially liable when performing its duties if it reasonably believes that it will not be adequately protected financially. (SECTION 601)

U.S. Bank National Association, the trustee, and its affiliates have commercial banking relationships with us and some of our affiliates and serves as trustee or paying agent under indentures relating to debt securities issued by us and some of our affiliates.

CLEARING AND SETTLEMENT

The following discussion pertains to debt securities that are issued in book-entry only form.

The Clearing Systems

In the event that the debt securities are issued in book-entry only form, the debt securities may be settled through DTC. In the event that the prospectus supplement to this prospectus so provides, debt securities in book-entry only form may also be settled through accounts maintained at Clearstream Banking, société anonyme, Luxembourg, commonly known as Clearstream, or the Euroclear System, commonly known as Euroclear. In this case, links will be established among DTC, Clearstream and Euroclear to facilitate the issuance of the debt securities and cross-market transfers of interests in the debt securities associated with secondary market trading. DTC is linked indirectly to Clearstream and Euroclear through the depositary accounts of their respective U.S. depositaries. The descriptions of the operations and procedures of DTC, Clearstream and Euroclear described below are provided solely as a matter of convenience. These operations and procedures are solely within the control of these settlement systems and are subject to change by them from time to time. Neither we, the trustee, nor any underwriter, dealer, agent or purchaser takes any responsibility for these operations or procedures, and investors are urged to contact the relevant system or its participants directly to discuss these matters.

The clearing systems have advised us as follows:

DTC

DTC is a limited-purpose trust company organized under the New York Banking Law, a banking organization within the meaning of the New York Banking Law, a member of the U.S. Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants, known as DTC participants, deposit with DTC. DTC also facilitates the settlement among DTC participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for DTC participants’ accounts. This eliminates the need to exchange certificates. DTC participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

DTC’s book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a DTC participant. The rules that apply to DTC and its participants are on file with the SEC.

Upon receipt of any payment of principal or interest, DTC will credit DTC participants’ accounts on the payment date according to such participants’ respective holdings of beneficial interests in the global securities as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to DTC participants whose accounts are credited with securities on a record date, by using an omnibus proxy. Payments by DTC participants to owners of beneficial interests in the global securities, and voting by DTC participants, will be governed by the customary practices between the DTC participants and owners of beneficial interests, as is the case with securities held for the accounts of customers registered in street name. However, these payments will be the responsibility of the DTC participants and not of DTC, the trustee or us.

Clearstream

Clearstream is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations, known as Clearstream participants, and facilitates the clearance and settlement of securities transactions between Clearstream participants through electronic book-entry changes in accounts of Clearstream participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to Clearstream participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a registered bank in Luxembourg, Clearstream is subject to regulation by the Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include an underwriter, dealer, agent or purchaser engaged by us to sell the debt securities. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream participant either directly or indirectly. Clearstream has established an electronic bridge with Euroclear to facilitate settlement of trades between Clearstream and Euroclear.

Distributions with respect to interests in the debt securities held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.

Euroclear

Euroclear was created in 1968 to hold securities for its participants, known as Euroclear participants, and to clear and settle transactions between Euroclear participants and between Euroclear participants and participants of certain other securities intermediaries through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear is owned by Euroclear plc, a U.K. limited liability company, and operated through a license agreement by Euroclear Bank S.A./N.V., known as the Euroclear operator. The Euroclear operator provides Euroclear participants, among other things, with safekeeping, administration, clearance and settlement, securities lending and borrowing and related services. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include an underwriter, dealer, agent or purchaser engaged by us to sell the debt securities.

Indirect access to Euroclear is also available to others that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

The Euroclear operator is a Belgian bank regulated by the Belgian Banking and Finance Commission and overseen as the operator of a securities settlement system by the National Bank of Belgium.

Securities clearance accounts and cash accounts with the Euroclear operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law, collectively referred to as the terms and conditions. The terms and conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear operator acts under the terms and conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants.

Distributions with respect to debt securities held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the terms and conditions, to the extent received by the U.S. depositary for Euroclear.

Global Clearance and Settlement Procedures

Initial settlement for the debt securities will be made in U.S. dollars, in same-day funds, unless otherwise specified in the prospectus supplement. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in same-day funds using DTC’s Same-Day Funds

Settlement System. In the event that the prospectus supplement to this prospectus provides that the debt securities may also be settled through Clearstream and Euroclear, secondary market trading between Clearstream participants and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional eurobonds in same-day funds.

Cross-market transfers between persons holding directly or indirectly through DTC participants, on the one hand, and directly or indirectly through Clearstream or Euroclear participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of the European international clearing system by its U.S. depositary; however, these cross-market transactions will require delivery of instructions to the European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines (European time). The European international clearing system will, if a transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the debt securities in DTC, and making or receiving payment in accordance with normal procedures for settlement in DTC. Clearstream participants and Euroclear participants may not deliver instructions directly to their respective U.S. depositary.

Because of time-zone differences, credits of debt securities received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. The credits or any transactions in the debt securities settled during this processing will be reported to the Clearstream or Euroclear participants on the same business day. Cash received in Clearstream or Euroclear as a result of sales of the debt securities by or through a Clearstream participant or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of interests in securities among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform these procedures and these procedures may be changed or discontinued at any time by any of them.

EXPERTS

The consolidated financial statements of Verizon Communications incorporated by reference in Verizon Communications’ Annual Report (Form 10-K) for the year ended December 31, 2012 (including the schedule appearing therein), and the effectiveness of Verizon Communications’ internal control over financial reporting as of December 31, 2012, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, incorporated by reference therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

Randal S. Milch, Executive Vice President-Public Policy and General Counsel of Verizon Communications, will issue an opinion about the validity of any common stock, preferred stock or debt securities offered pursuant to this prospectus and any applicable prospectus supplement. As of July 31, 2013, Mr. Milch beneficially owned 44,815 shares of Verizon Communications common stock, including 12,510 shares that may be acquired pursuant to the conversion of certain stock units under deferred compensation plans.

Milbank, Tweed, Hadley & McCloy LLP of New York, New York will issue an opinion on certain legal matters for the agents or underwriters. Milbank, Tweed, Hadley & McCloy LLP from time to time represents Verizon Communications and its affiliates in connection with matters unrelated to the offering of the securities.

PLAN OF DISTRIBUTION

We may sell any of the securities:

•	through underwriters or dealers;

•	through agents; or

•	directly to one or more purchasers.

The prospectus supplement or pricing supplement will include:

•	the initial public offering price;

•	the names of any underwriters, dealers or agents;

•	the purchase price of the securities;

•	our proceeds from the sale of the securities;

•	any underwriting discounts or agency fees and other underwriters’ or agents’ compensation;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any option by the underwriters to purchase additional securities.

If underwriters are used in the sale, they will buy the securities for their own account. The underwriters may then resell the securities in one or more transactions, at any time or times, at a fixed public offering price or at varying prices.

This prospectus should not be considered an offer of the securities in states where prohibited by law.

If there is a default by one or more of the underwriters affecting 10% or less of the total number of shares of capital stock or principal amount of debt securities offered, the non-defaulting underwriters must purchase the securities agreed to be purchased by the defaulting underwriters. If the default affects more than 10% of the total number of shares of capital stock or principal amount of the debt securities, we may, at our option, sell less than all the securities offered.

Underwriters and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act of 1933. Any discounts or commission that we pay them and any profit that they receive from the resale of the securities by them may be treated as underwriting discounts and commissions under the Securities Act of 1933. We may have agreements with underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments which they may be required to make.

Underwriters and agents may be customers of us or our affiliates, may engage in transactions with us or our affiliates or perform services for us or our affiliates in the ordinary course of business.

$49,000,000,000

Verizon Communications Inc.

$2,250,000,000 Floating Rate Notes due 2016

$1,750,000,000 Floating Rate Notes due 2018

$4,250,000,000 2.50% Notes due 2016

$4,750,000,000 3.65% Notes due 2018

$4,000,000,000 4.50% Notes due 2020

$11,000,000,000 5.15% Notes due 2023

$6,000,000,000 6.40% Notes due 2033

$15,000,000,000 6.55% Notes due 2043

PROSPECTUS SUPPLEMENT

September 11, 2013

Joint Book-Running Managers

Barclays	BofA Merrill Lynch	J.P. Morgan	Morgan Stanley

Citigroup	Credit Suisse	Mitsubishi UFJ Securities	Mizuho Securities

RBC Capital Markets	RBS	Wells Fargo Securities

Co-Managers

Deutsche Bank Securities	Santander